Exhibit 12
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


                                    Ford Motor Company and Subsidiaries

                                 CALCULATION OF RATIO OF EARNINGS TO COMBINED
                                 FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                                  -------------------------------------------

                                                 (in millions)


                                                        For the Years Ended December 31
                                           --------------------------------------------------------------------
                                            1995           1994           1993            1992           1991
                                           -------       -------         -------         -------        -------
Earnings
  Income/(Loss) before income taxes
   and cumulative effects of changes
   in accounting principles               $ 6,705        $ 8,789         $ 4,003         $  (127)       $(2,587)
  Equity in net loss/(income) of
   affiliates plus dividends from
   affiliates                                 179           (182)            (98)             26             69
  Adjusted fixed charges a/                10,556          8,122           7,648           8,113          9,360
                                          -------        -------         -------         -------        -------
    Earnings                              $17,440        $16,729         $11,553         $ 8,012        $ 6,842
                                          =======        =======         =======         =======        =======

Combined Fixed Charges and
 Preferred Stock Dividends
  Interest expense b/                     $10,121        $ 7,787         $ 7,351         $ 7,987        $ 9,326
  Interest portion of rental expense c/       396            265             266             185            124
  Preferred stock dividend requirements
   of majority owned subsidiaries d/          199            160             115              77             56
                                          -------        -------         -------         -------        -------
    Fixed charges                          10,716          8,212           7,732           8,249          9,506

Ford preferred stock dividend
 requirements e/                              459            472             442             317             26
                                          -------        -------         -------         -------        -------

  Total combined fixed charges
   and preferred stock dividends          $11,175        $ 8,684         $ 8,174         $ 8,566        $ 9,532
                                          =======        =======         =======         =======        =======

Ratios
  Ratio of earnings to fixed charges          1.6            2.0             1.5              f/             g/
  Ratio of earnings to combined fixed
   charges and preferred stock dividends      1.6            1.9             1.4              h/             i/
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- - - - -
a/ Fixed charges, as shown below, adjusted to exclude the amount of interest capitalized during the period and preferred stock dividend requirements of majority owned subsidiaries and trusts.
b/ Includes interest, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness.
c/ One-third of all rental expense is deemed to be interest.
d/ Preferred stock dividend requirements of Ford Holdings, Inc., increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates for all periods except 1992.  The U.S. statutory rate of 34% was used for 1992.
e/ Preferred stock dividend requirements of Ford Motor Company, increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates for all periods except 1992.  The U.S. statutory rate of 34% was used for 1992.
f/ Earnings inadequate to cover fixed charges by $237 million.
g/ Earnings inadequate to cover fixed charges by $2,664 million.
h/ Earnings inadequate to cover combined fixed charges and preferred stock dividends by $554 million.
i/ Earnings inadequate to cover combined fixed charges and preferred stock dividends by $2,690 million.